Exhibit 99.2

Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		March 31, 2022	December 31, 2021
in CHF thousands	Note

Assets

Property, plant and equipment		7,949	8,146
Intangible assets		285	331
Total non-current assets		8,234	8,477

Short-term time deposits		154,229	61,000
Prepaid expenses and accrued income		3,886	5,728
Trade and other receivables		3,474	25,650
Cash and cash equivalents		142,019	71,813
Total current assets		303,608	164,191

Total assets		311,842	172,668

Shareholders' equity and liabilities
Share capital	5.4	3,233	3,229
Additional paid-in capital	5.4	356,581	355,010
Cumulative losses		(95,317)	(250,950)
Total shareholders' equity		264,497	107,289

Contract liability	5.3	7,839	6,925
Lease liability		4,551	4,850
Employee benefits	5.9	4,523	6,739
Total non-current liabilities		16,913	18,514

Trade and other payables		4,550	7,389
Accrued expenses		6,754	9,975
Contract liability	5.3	17,937	28,312
Lease liability		1,191	1,189
Total current liabilities		30,432	46,865
Total liabilities		47,345	65,379

Total shareholders' equity and liabilities		311,842	172,668

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Condensed consolidated interim statement of comprehensive income for the 3 months ended March 31,		2022	2021
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	172,778	815
Other income	5.2	5	162
Total revenues and other income		172,783	977

Operating expenses
Research and development expenses		(14,472)	(16,163)
Selling, general and administrative expenses		(5,757)	(3,344)
Total operating expenses		(20,229)	(19,507)

Operating result		152,554	(18,530)

Financial income	5.7	823	2,153
Financial expenses	5.7	(249)	(177)
Net finance result		574	1,976

Result before income taxes		153,127	(16,554)

Income taxes	5.8	—	—
Net result, attributable to shareholders		153,127	(16,554)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.9	2,508	3,248

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(2)	5

Other comprehensive result, net of tax		2,506	3,253

Total comprehensive result, attributable to shareholders		155,633	(13,301)

Basic net result per share (in CHF)	5.10	4.74	(0.57)
Diluted net result per share (in CHF)	5.10	4.62	(0.57)

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Condensed consolidated interim cash flow statement for the 3 months ended March 31,	2022	2021
in CHF thousands

Net result attributable to shareholders	153,127	(16,554)
Adjustments for:
Depreciation and amortization	623	660
Share-based compensation costs	1,348	789
Change in employee benefits	291	273
Financial income	(823)	(2,153)
Financial expenses	249	177
Changes in working capital:
Change in prepaid expenses and accrued income	1,880	(9,909)
Change in trade and other receivables	22,753	(4,047)
Change in trade and other payables	(3,004)	3,699
Change in contract liability	(9,460)	(1,996)
Change in accrued expenses	(3,297)	(607)
Exchange gain/(loss) on working capital positions	47	(59)
Interest paid	(171)	(153)
Other financial expense	(3)	(2)
Net cash from (used in) operating activities	163,562	(29,882)

Proceeds from investments in short term time deposits	32,567	10,000
Investments in short term time deposits	(125,797)	(9,432)
Acquisition of property, plant and equipment	(348)	(91)
Acquisition of intangible assets	(32)	(69)
Interest received	50	4
Net cash (used in) from investing activities	(93,561)	412

Proceeds from exercise of stock options, net of transaction costs	226	50
Payment of lease liabilities	(296)	(294)
Net cash used in financing activities	(70)	(244)

Exchange gain on cash positions	275	2,164

Net increase (decrease) in cash and cash equivalents	70,206	(27,550)

Cash and cash equivalents at January 1	71,813	133,721

Cash and cash equivalents at March 31,	142,019	106,171

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Cumulative losses	Total shareholders' equity

At January 1, 2021	2,915	299,479	(195,174)	107,220
Net result	—	—	(16,554)	(16,554)
Remeasurement of net pension liabilities	—	—	3,248	3,248
Exchange differences on translating foreign operations	—	—	5	5
Total comprehensive income	—	—	(13,301)	(13,301)
Share-based compensation costs (1)	—	789	—	789
Exercise of stock options, net of transaction costs	1	49	—	50
At March 31, 2021	2,916	300,317	(208,475)	94,758

At January 1, 2022	3,229	355,010	(250,950)	107,289
Net result	—	—	153,127	153,127
Remeasurement of net pension liabilities	—	—	2,508	2,508
Exchange differences on translating foreign operations	—	—	(2)	(2)
Total comprehensive income	—	—	155,633	155,633
Share-based compensation costs (1)	—	1,348	—	1,348
Exercise of stock options, net of transaction costs	3	223	—	226
At March 31, 2022	3,233	356,581	(95,317)	264,497

(1) See note 5.6

See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

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Explanatory notes to the condensed consolidated interim financial statements

1.       General Information

Molecular Partners AG ("Company'") and its subsidiary (collectively "Molecular Partners" or, "Group") is a clinical stage biopharmaceutical company focusing on the discovery, development and commercialization of DARPins, a novel class of therapeutic proteins. DARPins combine the specificity and selectivity of monoclonal antibodies with many properties of small molecules, enabling new therapeutic approaches. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).

Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 were approved for issuance by the Audit and Finance Committee on May 10, 2022.

The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.

2.       Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2021. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2021.

The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below.

The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.

The Group is monitoring the situation surrounding the COVID-19 pandemic and its potential impact on patients, the team, the partners and the business. During the three months period ended March 31, 2022 as well as of the reporting date there were no major disruptions to the operations. The Group continues to comply with all local and federal instructions as it relates to the safety of our employees, patients and citizens.

The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.

Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.

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3.       New or Revised IFRS Standards and Interpretations

A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2022. These standards did not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.

4.       Critical Accounting estimates and judgment

The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The area involving a higher degree of judgment or complexity, and where assumptions and estimates are significant to the consolidated financial statements is revenue recognition.

5.       Other explanatory notes

5.1     Revenue

On January 7, 2022, Novartis informed the Group of its intention to exercise the option under the October 2020 Option and equity rights agreement . This was followed by the signing of a License agreement between the two parties on January 17, 2022. This License agreement resulted in the Group becoming eligible to receive CHF 150 million for the option exercise payment and in addition the Group was allowed to charge Novartis CHF 13.1 million for items related to the commercial supply of ensovibep and drug substance secured by the Group. Both amounts were recognized as revenue during the three months ended March 31, 2022. At the signing of the License agreement, the Group also assigned the Reservation agreement with the FOPH (from August 2020 and as amended in December 2021) to Novartis. This assignment allowed the Group to also recognize into revenue, the reservation fee of CHF 7 million received from the FOPH in August 2020.

On December 14, 2021, the Group announced entering into a License and collaboration agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The Group is able to recharge Novartis its employee related expenses associated with the research activities. During the three months ended March 31, 2022 the Group recognized as revenue an amount of TUSD 257 ( TCHF 240) in relation to this recharge. As part of the same agreement the Group received in January 2022 the upfront fee of USD 20 million (CHF 18.6 million). Revenue related to the upfront payment is recognized over time in line with the progress made over the duration of the contractually agreed three year research plan. Progress towards completion of the research plan is based on the input method and is measured by employee hours worked on the related research activities as specified in the agreement relative to the total estimated hours to be incurred. During the three months ended March 31, 2022, the Group recognized into revenue an amount of TCHF 1,657 related to this upfront payment.

During the three months ended March 31, 2022, the Group increased its estimate of the total future costs required to satisfy the performance obligation under the Amgen collaboration. This change in estimate affects the allocation of revenue over time and has no impact on the total amount recognized or to be recognized into revenue under the agreement with Amgen. For the three months ended March 31, 2022, the Group reported revenue of TCHF 804 under this collaboration (March 31, 2021: TCHF 815). Please also refer to note 5.12 for post balance sheet date events.

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Revenues in the table below are attributable to individual countries and are based on the location of the Group’s collaboration partners.

Revenues by country
in TCHF, for the three months ended March 31	2022	2021

Revenues Switzerland	171,974	—
Revenues USA	804	815
Total revenues	172,778	815

Analysis of revenue by major collaboration partner
in TCHF, for the three months ended March 31	2022	2021

Novartis AG, Switzerland	164,974	—
FOPH, Switzerland	7,000	—
Amgen Inc., USA	804	815
Total revenues	172,778	815

5.2     Other income

In the first quarter of 2021 the Group entered into an agreement with Novartis to facilitate manufacturing of MP0420 drug supply at a third party supplier. The related agency services during the three months ended March 31, 2022 amounted to TCHF 5 (three months ended March 31, 2021: TCHF 162) and are presented as other income in the condensed consolidated interim statement of comprehensive income.

5.3     Contract liability

The table below presents the movement in the Group's contract liabilities during the three months ended March 31, 2022:

in CHF thousands	Contract liability at December 31, 2021	Recognized as revenue	Contract liability at March 31, 2022

Amgen	9,653	(804)	8,849
Novartis	18,584	(1,657)	16,927
FOPH	7,000	(7,000)	—
Total	35,237	(9,461)	25,776

in CHF thousands	Current	Non-current	Contract liability

Amgen	8,849	—	8,849
Novartis	9,088	7,839	16,927
Balance at March 31, 2022	17,937	7,839	25,776

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5.4     Issuances of equity securities

As of March 31, 2022, as a result of the exercise of employee stock options and the vesting of Performance Share Units ("PSUs" ) the outstanding issued share capital of the Company increased to CHF 3,232,569 divided into 32,325,685 fully paid registered shares.

5.5     Dividends

The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.

5.6     Share-based compensation

As of March 31, 2022, 285,925 options were outstanding (December 31, 2021: 318,902 options) under all active option plans. As of March 31, 2022, and December 31, 2021 all options had vested.

As of March 31, 2022, a total of 547,339 PSUs and 95,635 RSUs were outstanding, of which none were vested (as of December 31, 2021 a total of 547,485 PSUs and 95,635 RSUs were outstanding, of which also none were vested). The movements in the number of share-based awards (options, RSUs and PSUs) outstanding during the three month period ended March 31, 2022, is as follows:

Share options / PSU/ RSU movements	Total numbers	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU / RSU (numbers)	Weighted average exercise price (CHF)

Balance outstanding at January 1, 2022	962,022	2.35	318,902	6.87	643,120	0.10

Granted	1,353	0.10	—	—	1,353	0.10
(Performance adjustment)[1]	—	0.10	—	—		0.10
(Forfeited)[2]	(1,439)	0.10	—	—	(1,439)	0.10
(Expired)	—	—	—	—	—	—
(Exercised options), vested PSU / RSU	(33,037)	6.92	(32,977)	6.94	(60)	0.10

Balance outstanding at March 31, 2022	928,899	2.18	285,925	6.87	642,974	0.10

The share-based compensation costs recognized during the three months ended March 31, 2022, amounted to TCHF 1,348 (TCHF 789 for the three months ended March 31, 2021).

1 Performance adjustments indicate forfeitures due to non-market performance conditions not achieved

2 Forfeited due to service conditions not fulfilled

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5.7     Financial income and expense

Financial income

in CHF thousands, for the three months ended March 31	2022	2021
Interest income on financial assets held at amortized cost	88	7
Net foreign exchange gain	735	2,146
Total	823	2,153

Financial expense

in CHF thousands, for the three months ended March 31	2022	2021
Negative interest on financial assets held at amortized costs	(235)	(161)
Interest expense on leases	(12)	(14)
Other financial expenses	(2)	(2)
Total	(249)	(177)

Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD, EUR and in GBP, respectively.

5.8     Income taxes

The Group has in recent years reported operating losses that resulted in a tax loss carry-forward in Switzerland of TCHF 212,218 as of December 31, 2021.

In the current period, the Group generated taxable income primarily as a result of the revenue generated from the exercise of the option agreement by Novartis followed by the signing of a License agreement (note 5.1). However, income tax expense has been calculated for the period ended on March 31, 2022, based on our best estimate of the effective income tax rate expected for the full financial year, being 0 % on March 31, 2022, given that any tax income is anticipated to be offset by the utilization of previously unrecognized tax losses.

Given its past history of operating losses and no tax profitability, in prior periods the Group did not recognize any deferred tax assets in relation to its tax losses and other tax deductible temporary differences.

5.9     Other comprehensive result

In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes its independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary component of the remeasurement as of and for the three months period ended March 31, 2022, relates to the increase in the discount rate by 90 points relative to December 31, 2021.

5.10   Earnings per share

Basic net result per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares issued and outstanding during the interim periods presented, excluding any shares held as own shares. Diluted net result per share additionally takes into account the potential conversion of all dilutive potential ordinary shares.

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for the three months ended March 31	2022	2021
Weighted average number of shares used in computing basic earnings per share	32,315,628	29,153,173
Weighted average number of shares used in computing diluted earnings per share	33,135,650	29,153,173

At March 31, 2022, the number of shares that are dilutive is 820,022.

5.11   Related parties

The Group did not enter into any related party transactions in the interim periods presented.

5.12   Events after the balance sheet date

On April 26, 2022 the Group announced that Amgen, its collaboration partner for MP0310 (AMG 506), has informed the Group of their decision to return the global rights of MP0310 to Molecular Partners following a strategic pipeline review. The Group is assessing the impacts of the contractual return of these global rights, including on the balance of our related contractual liability as reported under note 5.3.

No other events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved by the Audit and Finance Committee that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.

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